SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549
                            ---------------------------

                                Amendment No. 4 to

                                  SCHEDULE 14D-9

                 Solicitation/Recommendation Statement Pursuant to
              Section 14(d)(4) of the Securities Exchange Act of 1934
                            ---------------------------

                                    BIG B, INC.
                             (Name of Subject Company)

                                    BIG B, INC.
                         (Name of Person Filing Statement)

                     Common Stock, par value $0.001 per share
                          (Title of Class of Securities)
                            ---------------------------

                                     088891106
                       (CUSIP Number of Class of Securities)
                            ---------------------------

                                 ANTHONY J. BRUNO
                       Chairman and Chief Executive Officer
                                    Big B, Inc.
                              2600 Morgan Road, S.E.
                                Bessemer, AL 35023
                                  (205) 424-3421
             (Name, address and telephone number of person authorized
                  to receive notice and communications on behalf
                          of the person filing statement)
                            ---------------------------

                                    Copies to:

             RICHARD COHN, ESQ.        and        RANDALL H. DOUD, ESQ.
           Sirote & Permutt, P.C.                 Skadden, Arps, Slate
        2222 Arlington Avenue South                 Meagher & Flom
         Birmingham, AL 35205                     919 Third Avenue
           (205) 930-5130                          New York, NY  10022
                                                    (212) 735-3000



               This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition.

               Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished

               The District Court has announced that the hearing previously scheduled for October 18, 1996, to consider Revco's motion for a preliminary injunction enjoining the Rights Plan from impeding the Offer, has been postponed indefinitely and will be rescheduled only upon the request of the parties. A copy of the District Court's order relating to the foregoing is included as Exhibit 16 hereto and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits

               The following Exhibit is filed herewith:

Exhibit 16:    Order dated October 7, 1996, by the Honorable Judge William
               M. Acker, Jr., of the United States District Court for the Northern District of Alabama, Southern Division.



                                     SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                        BIG B, INC.


                                        By: /s/ ARTHUR M. JONES, SR.
                                        Name:  Arthur M. Jones, Sr.
                                        Title: President and Chief
                                               Operating Officer

Dated:   October 9, 1996



                                   Exhibit Index

                                                                    Page

Exhibit 16:           Order dated October 7, 1996,
                      by the Honorable Judge William
                      M. Acker, Jr., of the United
                      States District Court for the
                      Northern District of Alabama,
                      Southern Division.